SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

C.E / HG/ CUST/1121/07

São Paulo, October 30, 2007

Brazilian Securities and Exchange Commission – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro
Attn.: Corporate Relations Superintendence
Ms. Elisabeth Lopez Rios Machado

C/C CIA PARANAENSE DE ENERGIA – COPEL
Attn. Mr. Paulo Roberto Trompczynski
Investor Relations Officer
e-mail: paulo.trompczynski@copel.com / corsi@copel.com
telephone: (41) 3322 2910 – Fax: (41) 3331 3136

Ref.: Acquisition of class B preferred shares of CIA PARANAENSE DE ENERGIA – COPEL

Dear Sirs,

Pursuant to article 12 of CVM Instruction 358/02, HEDGING-GRIFFO CORRETORA DE VALORES S.A., registered with the corporate roll of taxpayers (CNPJ/MF) under no. 61,809,182/0001-30, headquartered at Avenida Juscelino Kubitschek, 1830, Torre IV, 7° andar, hereby informs the market, that its investment funds, managed portfolios and the non-resident investors legally represented by this Institution, reached a stake of 3.27% in CIA PARANAENSE DE ENERGIA – COPEL. This acquisition increased its holdings to 6,594,436 class B preferred shares, corresponding to 5.14% of this type of shares issued by the Company. The Company also announces it has not entered into any agreement or contract regulating the exercise of voting rights or the purchase and sale of the Company’s shares.

Sincerely,

HEDGING-GRIFFO CORRETORA DE VALORES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.